Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

November 12, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2020 The Nasdaq Stock Market (the "Exchange") received from Health Assurance Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

SAIL℠ securities, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-fourth of one redeemable warrant

Class A common stock included as part of the SAIL℠ securities

Warrants included as part of the SAIL℠ securities, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



Yolanda Goettsch